Item 77Q1(e) - New or Amended Registrant
Advisory Contracts

COPIES OF ANY NEW OR AMENDED
REGISTRANT ADVISORY CONTRACTS
In response to Sub-Item 77q1(e), Addendum to
Management Agreement, effective May 15, 2015, between Lord Abbett Municipal Income Fund, Inc. and
Lord, Abbett & Co. LLC on behalf of its series, Lord
Abbett Short Duration High Yield Municipal Bond
Fund.
The Addendum to Management Agreement is hereby attached as Item 77Q1(e).